Exhibit (a)(40)

For those of you who have tendered your outstanding options for restricted shares in the Blockbuster Global Exchange of Stock Options Program and have elected to satisfy the tax withholding obligation related to the vesting of your restricted shares through payment by check, you may send your check to the following individuals:

•	In Renaissance Tower, checks should be dropped off or sent to Elise Stowell Donosky on the 30th floor in HR, and

•	In McKinney, checks should be dropped off or sent to Bill Rhodes.

Remember that your check must be received by noon on December 23, 2004. EquiServe will call you and give you the amount of taxes you owe on or about December 21, 2004. You may also call EquiServe at 1-800-726-7438.

If you have any questions, you may contact Keith Holtz at ext. 3103 or Manuel Guzman at ext. 3202.